Exhibit 99.5

Frederick Carl Edmunds
Northgate Minerals Corporation
406-815 Hornby Street, Vancouver, British Columbia, Canada V6Z 2E6

VIA COURIER/FACSIMILE
Alberta Securities Commission
British Columbia Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
Saskatchewan Financial Services Commission, Securities Division
Securities Commission of Newfoundland and Labrador
The Manitoba Securities Commission
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Registrar of Securities, Government of the Yukon Territory
United States Securities and Exchange Commission
Northgate Minerals Corporation

Dear Sirs/Mesdames

Re:	Northgate Mineral Corporation ("Northgate").
Consent of Qualified Person

I, Carl Edmunds, consent to the public filing of the technical report titled "Preliminary Economic Assessment of the Kemess Underground Project British Columbia, Canada" dated July 22, 2011 (the "Technical Report") by Northgate.

I also consent to any extracts from or a summary of the Technical Report in the news release of Northgate, dated August 2, 2011 (the “News Release”).

I certify that I have read the News Release dated August 2, 2011 filed by Northgate and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 8th day of September, 2011.

(signed) Frederick Carl Edmunds	Signature of Qualified Person (Seal or Stamp)
“Frederick Carl Edmunds”	Print name of Qualified Person